SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2019

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement of 2019 Interim Results, dated August 8, 2019
2.1	Closure of Register of Members and the Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprises in respect of 2019 Interim Dividend, dated August 8, 2019

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fourth generation, or 4G, services, wireline broadband services and services based on technological evolution, and the ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited;
•

the expected impact of the implementation in Mainland China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;

2

•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in Mainland China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	August 9, 2019	By:	/s/ Li Yue
			Name:	Li Yue
			Title:	Executive Director and Chief Executive Officer

4

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

2019 INTERIM RESULTS

•Operating revenue was RMB389.4 billion, down by 0.6%, of which revenue from telecommunications services was RMB351.4 billion, down by 1.3%
•EBITDA1 was RMB151.1 billion, up by 3.6%2
•Profit attributable to equity shareholders was RMB56.1 billion, down by 14.6%2
•Total number of mobile customers was 935 million, representing a net addition of 9.98 million
•Total number of wireline broadband customers was 175 million, representing a net
•addition of 18.20 million
•Payment of an interim dividend of HK$1.527 per share was declared

CHAIRMAN’S STATEMENT

Dear Shareholders,

In the first half of 2019, we witnessed ever-intensifying competition within the telecommunications industry and from cross-sector players. When this is combined with the continued implementation of the national policy on “speed upgrade and tariff reduction”, the operating environment has become more complex and is full of uncertainty. Faced with these challenges, we have introduced timely and measured adjustments to our operations. While adhering to the “Big Connectivity” strategy and advancing the integrated development of the “four growth engines” (personal mobile, household, corporate and emerging businesses), we have maintained a clear focus on high-quality development, supported by solid progress in our business transformation and upgrade. In addition, we have stepped up reforms and

[1]	EBITDA = profit from operations + depreciation and amortization

[2]

The Company has applied the new accounting standard on leases (IFRS/HKFRS 16) since 2019. Should the former corresponding accounting standard (IAS/HKAS17) were applied to the results of the current period (meaning “an exclusion of the impact of the new accounting standard on leases”), the year-on-year decreases in EBITDA and profit attributable to equity shareholders would be 4.6% and 13.9% respectively.

innovation, laid out plans for 5G development, and introduced measures to further reduce costs and increase operating efficiency. By taking these steps, we have reinforced our competitive advantage in terms of scale and strengthened our leadership position in the industry, while establishing a solid foundation for the sustainable development of the Company.

Operating results

As the traditional communications market is becoming almost saturated, the upside of data traffic is rapidly diminishing and it is increasingly difficult for operators to boost operating results by relying on traditional growth drivers alone. The industry saw negative growth overall, and the Company’s revenue and profit were inevitably squeezed.

In the first half of 2019, we recorded operating revenue of RMB389.4 billion, which represented a decrease of 0.6% compared with the same period last year. Of this, revenue from telecommunications services accounted for RMB351.4 billion, down by 1.3% year-on-year. We posted EBITDA of RMB151.1 billion, up by 3.6% compared with the first half of 2018. This represents an EBITDA margin of 38.8%, or an increase of 1.6 percentage points year-on-year. Profit attributable to equity shareholders reached RMB56.1 billion or RMB2.74 per share. Despite a year-on-year decline of 14.6%, our profitability still remained at a leading level among top-tier global telecommunications operators. Our capital expenditure was RMB85.2 billion, and we maintained a healthy level of free cash flow at RMB41.0 billion.

We recorded a net addition of 9.98 million mobile customers, bringing our total to 935 million. Of these, the total number of 4G customers reached 734 million, with a net addition of 21.13 million customers during the first half of 2019. In the wireline broadband market, with a net addition of 18.20 million customers, the total number of customers has reached 175 million. We added 142 million net new Internet of Things (IoT) smart connections, driving the total number of connections to 693 million. The MIGU products saw a rapid uptick in monthly active users. Our household and IoT customers continued to deliver robust growth.

Our efforts to optimise revenue structure and inject new momentum into the growth of our revenue streams have paid off, with the household and corporate businesses both maintaining double-digit revenue gain and contributing a bigger portion to our total revenue. Of which, revenue from Mobaihe amounted to RMB6.2 billion (up by 59.7% year-on-year) while that of DICT (data, information and communications technology) reached RMB13.6 billion (up by 47.3% year-on-year). Meanwhile, revenue from IoT stood at RMB5.2 billion (up by 43.8% year-on-year).

In accordance with the guidance provided earlier this year, the dividend payout ratio for the first half of 2019 was 49%, equivalent to an interim dividend of HK$1.527 per share. The Company attaches great importance to shareholder returns, and will strive to maintain a stable dividend per share for the full year, after giving due consideration to its performance in 2019.

The Board believes that our industry-leading profitability and on-going ability to generate a healthy cash flow will provide sufficient support for our future development and generate good returns for our shareholders.

Advancing our business transformation and upgrade

In the first half of 2019, we were able to get to grips with the new market trends and advance our business transformation and upgrade. This is yielding positive changes to our business development through the three strategies of convergence, integration and digitisation.

Convergence

Maintaining a clear focus on satisfying customer demand, we made efforts to increase convergence in our products, sales efforts and operations to expand our market.

With regard to enriching our product portfolio, we collaborated with a number of well-known Internet companies to capitalise on the opportunities presented by large volumes of data traffic. We developed products combining “traffic, content and applications” to boost data traffic growth. In the first half of the year, our 4G DOU (the average handset data traffic per user per month) increased by 132.5% year-on-year to 7.1 GB. In the household and corporate markets, we have striven to provide one-stop smart family and smart corporate services to meet customers’ divergent application needs. In the first half of 2019, we also recorded a net addition of 14.33 million customers for our digital set-top box Mobaihe, which represented a penetration rate of 68.7% in the household market, with ICT (information and communications technology) revenue increasing by 149.8% year-on-year.

To better coordinate our sales forces, we leveraged the cross-selling potential in the personal mobile, household and corporate markets. We further consolidated our core businesses while exploiting synergies between the household and personal mobile, as well as the corporate and consumer markets. We launched integrated marketing campaigns targeting customers with various parameters including levels of years of usage, bonus points and membership, coupled with rebranding and other precision marketing initiatives, to meet different customers’ needs. In the first half of 2019, our wireline and mobile bundling rate saw an increase of 2.6 percentage points from the end of 2018, while our full business bundling rate rose by 8.6 percentage points from the end of 2018.

To drive operational convergence, we have accelerated the build-out of our network-wide “Mobile Cloud” to establish high-speed designated Internet connectivity amongst cloud resource pools. This initiative forms the architecture for the cloud network smart connection. We have further released synergies amongst the cloud, the network, ends and edge, launching “Cloud, Network and DICT” smart services to deliver a high-quality, low latency and end-to-end differentiating user experience. In the first half of 2019, the Company launched a project to build a cloud-based network resource pool. The aim of this project is to add 18 network elements that have proven commercialisation potential in the cloud for centralised development.

Integration

Through integration, we have unleashed the synergy and value of our business by sharing capabilities, connecting channels and desegregating data.

Our capability-sharing measures were centred around smart families, the Internet and IoT. They included introducing continuous upgrades and taking a holistic approach to developing our digital household open platform, the centralised certification platform and the OneNET IoT open platform. In the first half of 2019, the digital household open platform managed 100 million gateways. On average, the centralised certification platform was deployed more than 1.09 billion times a day, up by 63% year-on-year. It also allowed access to 81 of the top 200 applications. Meanwhile, the OneNET API (Application Programming Interface) was deployed more than 217 million times a day on average and has become a hub for 124,000 developers.

To connect the channels, we are establishing a one-stop and all-inclusive channel system that effectively consolidates and streamlines online and offline development, in response to the growth of Internet consumption and new retail demand. In the first half of 2019, we adopted the new retail business model in 25 of our physical outlets and undertook initiatives to establish retail pilot smart stores. Of our services, 39.4% can now be processed on digital channels. Online monthly sales of the 2I2C Data Package were more than 2.8 times the monthly sales for 2018.

We have strengthened data integration across the board in order to maximise the value of our resources while enhancing operating efficiency, response speed and service quality. In the first half of 2019, the Company initiated the establishment of a tenancy-based big data platform, which will increase the effectiveness of precision marketing based on user profiling. We have been upgrading to a new-generation CRM (customer relationship management) system and have almost completed the integration and centralisation of service data. By taking these measures, we have further enhanced our integrated service capabilities.

Digitisation

We have fully leveraged new technologies to digitise our production chains and operation processes, advancing our smart operation capabilities and enhancing operating efficiency.

We have continued to improve our smart mid-end platform and strengthened smart applications such as artificial intelligence (AI) and big data to support our capabilities across network, market, services, security and management. During the first half of 2019, we accelerated the process to assimilate SDN (software-defined networking) technology into our transmission and carrier networks, enabling us to introduce new functions such as one-stop self-service account opening and data traffic optimisation on our digital channels, substantially strengthening our competitiveness in the industry. We have also introduced a central management system to optimise our network capabilities. In the main urban areas in 100% of Chinese cities at prefecture level or above, we have implemented the more streamlined process of “management by checklist”. In addition, 100% of NB-IoT (narrow band Internet of Things) base stations have connected to the optimised big data platform. To provide better support across our network, we have begun to centralise the construction of key nodes for our CRM and BOSS (business operations support system). Furthermore, to enable data visualisation of users’ full and personalised life cycles, we have taken forward the construction of a central operating platform using big data and AI technology. This improvement will enable us to enhance the digital management of our sales and service efforts. We also launched a unified AI research and development platform and the Big Cloud 5.0 product portfolio to support digitisation and cloud-enabled transformation. This technology has been deployed in a number of internal AI applications, and has yielded tangible results.

Deepening reforms and fostering innovation

We continued to deepen reforms and foster innovation. Leveraging our strong capabilities, active collaborations and buoyant vitalities, we have accelerated the build-out of a synergetic and efficient operating system across the organisation.

We have further optimised our operation system toward better strategic planning, resources consolidation, coordination and management, while also driving proactivity. We have completed the organisational restructuring of our corporate, cloud, household and international businesses and formed the corporate business unit based on our corporate business subsidiaries. Additionally, we have established a cloud centre at our Suzhou research and development (R&D) centre and a smart family operation hub at our Hangzhou R&D centre. We have also set up our international business unit at our Headquarters. With these structures in place, we have expedited the development of our core competency in cloud services and household business. These changes have enabled us to better coordinate our corporate and international business for future expansion. Our structure equips Headquarters to command, the regions to compete and the specialised businesses to grow, linking a synergetic dynamic between fundamental factors and capabilities and infusing the Company with growth momentum.

We have further enhanced our connectivity through initiatives including the coordinated development of 4G and 5G. The total number of 4G base stations in the first half of 2019 was 2.71 million including a net addition of 300,000, providing robust support for the development of large volumes of data traffic business. We further enriched transmission pipeline resources by adding 13.4 Tbps bandwidth to international transmission and dedicated corporate lines. We continued to build out our capabilities in integrated service access and optimise our “micro-grid layout”. Boosted by our ongoing work to lay international submarine cables, cross-border terrestrial cables and PoPs (points of present), we have significantly enhanced our network capabilities. This is central to the progressive creation of our international network comprising our Information Highways (connectivity resources), Information Stations (PoPs) and Information Islands (data centres).

Open collaboration with other industry participants has yielded positive results. On aspects such as customer touchpoints and content-based customer benefits, smart families, 5G, AI, vertical industry chains and Internet finance, the Company has collaborated with a number of well-known Internet businesses and other enterprises to fully leverage the complementary strengths of all the partners to develop the digital services market. In order to achieve synergy across industries, we have actively secured scarce external resources for long-term and mutually beneficial collaboration through diverse methods of capital investment and capital cooperation. Furthermore, we have made good progress in building a “5G+” ecosystem by developing new mechanisms for cooperation with a number of parties including local government, upstream and downstream industry players, innovative technology companies, higher education institutions and research institutions. We have achieved technological maturity with the frequency of 2.6 GHz for 5G basically comparable to that of 3.5 GHz. At the same time, we have steadily proceeded with the innovative convergence of 5G and a plethora of key vertical industries, including 5G+ smart agriculture, industry, transport, healthcare, city administration, finance and education.

We have continued to drive reforms on operating systems and management mechanisms. Benchmarking global leaders, we have formulated an overall strategy to develop the Company into a first-class international model corporation. We have set clear goals to lead, succeed and set examples. The Company has furthered the implementation of the “Double-Hundred Action”, an initiative for reforming state-owned enterprises, and is exploring mixed-ownership reforms among subsidiaries. With regard to new operations, we have deepened the implementation of various reforms on key areas including the corporate business, cloud capabilities, smart families and international business, with a view to addressing the changing productivity needs for the 5G era. With regard to new incentives, we have proactively explored systems that benchmark market practice and provided guidance to our technology subsidiaries to help them put in place incentive mechanisms in terms of equities, dividends and project investments, etc.

Establishing our new “5G+” competitive advantages

In June 2019, we were granted a 5G commercial licence. Immediately following that, we launched our “5G+” brand. As the telecommunications operator with the largest network and customer base in the world combined with world-leading brand value and market capitalisation, we will accelerate the development of 5G and establish our new “5G+” competitive advantages.

To this end, we will implement the following comprehensive “5G+” plans:

5G+4G. We will drive 5G and 4G technology and resource-sharing, and nurture synergies between the 5G and 4G network coverage and business operations. We will leverage the 4G base station sites and transmission facilities to build out our 5G network in a cost-effective manner. Our plan is to set up more than 50,000 5G base stations in China this year and launch 5G commercial services in more than 50 cities. At the same time, we will play a more significant role in the next phase of setting international standards for 5G (Release 16). We will coordinate industry efforts to carry out research on fundamental 5G technology in order to ensure the continued advancement of this technology.

5G+AICDE. We will assimilate emerging technologies such as AI, IoT, cloud computing, big data and edge computing into 5G in order to combine connectivity with digital services. In addition, we will build out our service capability in areas including industrial IoT designated network slicing, one-stop cloud network convergence, secure and reliable big data services and telecommunications-grade edge computing. Centred around 5G, we will build a ubiquitous digital infrastructure, launch new capabilities and applications, develop new use cases and nurture more new businesses. Our goal is to become a leading new smart city operator.

5G+Ecology. We will establish an all-encompassing 5G open ecology that nurtures a 5G system by connecting partners throughout the information and communications industry chain, key verticals, innovative powers in society, high-performing technology and research institutes, and other telecommunications operators. Through our 5G Innovation Centre, 5G Device Forerunner Initiative, 5G Industry Digital Alliance and 5G Multi-media Innovation Initiative, we will drive, with our partners, the development of 5G devices, the innovation of 5G applications and the creation of 5G premium content. In addition, we will launch the BEST commercial plan, which aims to reinforce the “Basic service”, provide premium “Enabling services” and strengthen “Specialised services” so that we can march into the “Time of 5G” with our partners.

5G+X. Building on the foundation of the three “5G+” initiatives above, we will develop a “5G+X” strategy, where “X” stands for the wider application of 5G in a plethora of industry sectors and the mass market. On the one hand, we will launch innovative and integrated 5G applications to promote digitisation across sectors such as agriculture, industry, transport, healthcare, city administration, finance and education. On the other hand, for general customers, we will launch 5G ultra high definition videos, games and ring videos to satisfy customers’ appetite for a better digital life. We have accumulated more than 60 use cases of 5G across verticals, such as smart power grids, smart factories, smart ports, autonomous driving in certain designated areas, emergency rescue missions, remote medical treatment, smart campuses and high-definition cloud-based games.

The 4G era has already improved people’s lives, and the 5G era will transform our society, bringing opportunities for development that have never been possible before. 5G will become the foundation for all-encompassing smart connections. In this historic moment, we will strive to maintain our competitive advantage and set the benchmark for the global telecommunications industry. We will continue to enhance the value of China Mobile surrounding “5G+”.

Corporate governance and social responsibility

We remain committed to a high-quality governance structure, putting in place comprehensive and transparent systems to ensure good corporate governance. Underscoring our commitment to ensuring that the Company complies with the law, we have set up a compliance committee and continued to implement the “Safeguarding Compliance” programme. At the same time, we have further enhanced our risk management and internal control mechanisms to ensure that the Company’s operations are sound and healthy. Our commitment has been widely recognised in the capital market. The regional journal Corporate Governance Asia has named us “The Best of Asia – Asia’s Icon on Corporate Governance”.

We are proactive about fulfilling our social responsibilities. We have further implemented the national policy on “speed upgrade and tariff reduction” in order to ensure that the general public benefit from the development of digital technology. We are striving to leverage the expanded capabilities and enabling functionalities of 5G to provide innovative solutions to sectors across healthcare, education and environmental protection and satisfy people’s aspiration for a better digital life. Moreover, we remain committed to, and have made favourable progress in, protecting customers’ rights, safeguarding emergency communications, cybersecurity and information security. We have also stepped up our efforts to reduce poverty, support charities, reduce pollution and conserve energy.

Outlook

The macro-economic environment and the industry landscape are currently undergoing gear-changes in four areas. Overall, the economy is shifting from fast-paced expansion to high-quality growth. Information and communications technology has rapidly developed from being purely an enabling infrastructure to being a core force that is leading wider economic growth. The fundamental telecommunications business is also shifting its dynamics from exploiting business scale to creating value based on scale. Finally, competition in the information and communications market has been changing rapidly. Today, the winning components are found not only in the fundamentals of a business but also in its suite of capabilities.

Economic and social development has boosted the more immediate demand for 5G, presenting opportunities for the transformation and development of the information and communications industry like never before. Firstly, the deep integration between information technology (including 5G) and the real economy will promote smart connections, cloud-network convergence and other adoption across sectors, unleashing a multiplying positive impact on the economy and infusing it with new momentum. Secondly, 5G will support the collection and real-time analysis of massive amounts of multidimensional social information, promoting the coordinated and effective usage, and fair distribution of resources in a smart society, in turn creating new opportunities for social development. Thirdly, 5G will speed up the transition from people-to-people connections to people-to-machine and the smart connections of everything, giving rise to smart families, autonomous driving, virtual offices and other new industries and new digital experiences. Meanwhile, we are well aware of the increasing complexity and challenges in the external operating environment, including downward pressure from the macro-economy and competition arising from the homogeneous nature of industry operators. At the same time, competition across industries has intensified and evolved into a struggle for ecological resources. As the upside of data traffic rapidly diminishes, the industry is facing more severe challenges. Gear-changing has become the immediate reality, and this is challenging operators to explore new development models and new areas of growth.

A clear understanding of the trend is the first step to success in this market. We have every confidence in our future development. We will make progress on the basis of stable development, and continue to drive the implementation of our strategy for high-quality development that surrounds our business transformation and upgrade, while giving impetus to reform and innovation. We will build on our strong foundation of economies of scale and the implementation of our convergence, integration and digitisation strategies, placing a special emphasis on value generation. We will build synergetic and efficient operations, strengthen our capabilities, promote collaboration and infuse vitality across the organisation. We will fully implement the “5G+” plan, coordinating this with the “four growth engines”, in order to scale up our connections, strengthen connection applications and provide premium connection services to build a world-class corporation. We will march towards our goal of becoming a major force in building “a cyberpower, a digital China and a smart society”, in addition to creating new value for our shareholders.

Finally, on behalf of the board, I would like to take this opportunity to express my heartfelt gratitude for the support of our shareholders, customers and the general public, and for the dedication and contribution of our employees.

Yang Jie

Chairman

Hong Kong, 8 August 2019

GROUP RESULTS

China Mobile Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2019.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the six months ended 30 June 2019

(Expressed in Renminbi (“RMB”))

		Six months ended 30 June
		2019	2018
			(Note 5)
	Note	Million	Million

Operating revenue	4
Revenue from telecommunications services		351,425	356,120
Revenue from sales of products and others		38,002	35,712

		389,427	391,832

Operating expenses
Network operation and support expenses	5	98,087	113,040
Depreciation and amortization		91,392	76,201
Employee benefit and related expenses		45,075	42,975
Selling expenses		34,330	32,847
Cost of products sold		39,618	36,354
Other operating expenses	6	21,170	20,730

		329,672	322,147

Profit from operations		59,755	69,685
Other gains		1,213	751
Interest and other income		7,350	8,110
Finance costs		(1,627)	(74)
Income from investments accounted for using the equity method		6,579	5,747

Profit before taxation		73,270	84,219
Taxation	7	(17,151)	(18,477)

PROFIT FOR THE PERIOD		56,119	65,742

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (CONTINUED)

for the six months ended 30 June 2019

(Expressed in RMB)

		Six months ended 30 June
		2019	2018
			(Note 5)
	Note	Million	Million

PROFIT FOR THE PERIOD		56,119	65,742

Other comprehensive income for the period, net of tax:
Items that will not be subsequently reclassified to profit or loss
Changes in the fair value of financial assets at fair value through other comprehensive income		(115)	2
Share of other comprehensive income of investments accounted for using the equity method		36	–

Items that may be subsequently reclassified to profit or loss
Currency translation differences		131	292
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(237)	551

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		55,934	66,587

Profit attributable to:
Equity shareholders of the Company		56,063	65,641
Non-controlling interests		56	101

PROFIT FOR THE PERIOD		56,119	65,742

Total comprehensive income attributable to:
Equity shareholders of the Company		55,878	66,486
Non-controlling interests		56	101

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		55,934	66,587

Earnings per share – Basic and diluted	9	RMB2.74	RMB3.21

Details of dividends to the equity shareholders of the Company are set out in note 8.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

as at 30 June 2019

(Expressed in RMB)

		As at 30 June 2019	As at 31 December 2018
	Note	Million	Million

Assets
Non-current assets
Property, plant and equipment		647,236	666,496
Construction in progress		95,622	72,180
Right-of-use assets		78,236	–
Land use rights and others		22,117	27,778
Goodwill		35,343	35,343
Other intangible assets		2,121	2,620
Investments accounted for using the equity method		148,527	145,325
Deferred tax assets		39,283	29,654
Financial assets at fair value through other comprehensive income		472	587
Restricted bank deposits		5,541	12,369
Other non-current assets		15,019	8,442

		1,089,517	1,000,794

Current assets
Inventories		9,753	8,857
Contract assets		5,150	5,022
Accounts receivable	10	40,921	26,540
Other receivables		49,542	39,543
Prepayments and other current assets		26,029	27,002
Amount due from ultimate holding company		1,115	570
Prepaid income tax		1,006	1,959
Financial assets at fair value through profit or loss		103,049	76,425
Restricted bank deposits		35	9
Bank deposits		250,821	291,887
Cash and cash equivalents		71,191	57,302

		558,612	535,116

Total assets		1,648,129	1,535,910

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

as at 30 June 2019

(Expressed in RMB)

		As at 30 June 2019	As at 31 December 2018
	Note	Million	Million

Equity and liabilities
Liabilities
Current liabilities
Accounts payable	11	161,472	190,847
Bills payable		5,773	3,221
Deferred revenue		49,024	63,185
Accrued expenses and other payables		241,394	195,572
Amount due to ultimate holding company		8,041	11,020
Income tax payable		12,629	10,553
Lease liabilities		23,428	–

		501,761	474,398

Non-current liabilities
Lease liabilities – non-current		56,723	–
Deferred revenue – non-current		5,067	4,881
Deferred tax liabilities		976	822

		62,766	5,703

Total liabilities		564,527	480,101

Equity
Share capital		402,130	402,130
Reserves		678,012	650,275

Total equity attributable to equity shareholders of the Company		1,080,142	1,052,405

Non-controlling interests		3,460	3,404

Total equity		1,083,602	1,055,809

Total equity and liabilities		1,648,129	1,535,910

NOTES:

(Expressed in RMB unless otherwise indicated)

1	Basis of Preparation

The unaudited condensed consolidated interim financial information for the six months ended 30 June 2019 has been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”, issued by the International Accounting Standards Board (“IASB”) and Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting”, issued by HKICPA, which are consistent.

The preparation of the unaudited condensed consolidated interim financial information in conformity with IAS/HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from these estimates.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2018. The Group’s policies on financial risk management were set out in the financial statements included in the Company’s 2018 Annual Report and there have been no significant changes in these policies for the six months ended 30 June 2019.

No events and transactions that are significant to the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2018 should be included in the Group’s unaudited condensed consolidated interim financial information. The unaudited condensed consolidated interim financial information does not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) or Hong Kong Financial Reporting Standards (“HKFRSs”).

The financial information relating to the year ended 31 December 2018 that is included in this preliminary announcement of 2019 interim results as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements required to be disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2018 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

The Group’s condensed consolidated interim financial information is unaudited, but has been reviewed by the Company’s Audit Committee. The condensed consolidated interim financial information has also been reviewed by the Company’s independent auditor, PricewaterhouseCoopers (“PwC”), in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, issued by HKICPA. PwC’s unmodified independent review report to the board of directors is included in interim report to be sent to shareholders.

2	Significant Accounting Policies

Except as described below, the accounting policies applied in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2018.

The following new standards and annual improved standards are mandatory for the first time for the Group’s financial year beginning on 1 January 2019 and are applicable for the Group:

IFRS/HKFRS 16 “Leases”

IFRIC/HK(IFRIC) – Int 23 “Uncertainty over income tax treatments”

Amendments to IAS/HKAS 28 “Investments in associates and joint ventures”

Annual Improvements to IFRS/HKFRS Standards 2015-2017 Cycle

Amendments to IAS/HKAS 19 “Employee Benefits”

Amendment to IFRS/HKFRS 9 “Financial Instruments”

New or amendments to IFRS/HKFRS effective for the financial year beginning on 1 January 2019 do not have a material impact on the Group’s unaudited condensed consolidated interim financial information other than IFRS/HKFRS 16.

In accordance with the transition provisions in IFRS/HKFRS 16, the Group has applied the simplified transition approach and not restated comparative amounts for the year prior to first adoption, with the cumulative effect of initial adoption recognized as an adjustment to the opening balance of retained profits. As a result of the adoption of IFRS/HKFRS 16, as at 1 January 2019, the Group recognized right-of-use assets of RMB84,289 million, lease liabilities of RMB80,207 million, an increase of deferred tax assets of RMB488 million, a decrease of deferred tax liabilities of RMB16 million, a decrease of land use rights and others of RMB4,665 million and a decrease of prepayments and other current assets of RMB1,811 million, respectively. Accordingly, the overall impacts on the Group’s equity as at the same date were a decrease of retained profits of RMB1,568 million and a decrease of the PRC statutory reserves of RMB322 million, respectively.

In addition, to ensure the consistency between the policies adopted by the Group and its associates and joint ventures, the opening balance of investment accounted for using the equity method, the opening retained profits and PRC statutory reserves of the Group as at 1 January 2019 were reduced by RMB1,216 million, RMB1,202 million and RMB14 million, respectively upon the adoption of IFRS/HKFRS 16.

3	Segment Reporting

An operating segment is a component of the Group that engages in business activities from which the Group may earn revenue and incur expenses, and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Group’s Chief Operating Decision Maker (the “CODM”) in order to allocate resource and assess performance of the segment. The CODM has been identified as the Executive Directors of the Company. For the periods presented, the Group as a whole is an operating segment since the Group is only engaged in telecommunications and related businesses. No geographical information has been disclosed as the majority of the Group’s operating activities are carried out in Mainland China. The Group’s assets located and operating revenue derived from activities outside of Mainland China are less than 5% of the Group’s assets and operating revenue, respectively.

4	Operating Revenue

	Six months ended 30 June
	2019	2018
	Million	Million

Revenue from telecommunications services
Voice services	48,536	62,914
Data services	291,780	283,121
Others	11,109	10,085

	351,425	356,120

Revenue from sales of products and others	38,002	35,712

	389,427	391,832

The majority of the Group’s operating revenue is from contracts with customers, the remaining is not material.

5	Network operation and support expenses

During the period, to better reflect the cost structure, the Group optimized the presentation of operating expenses. The change in presentation has no effect on reported operating revenue, operating expenses or net profits for any of the periods presented. The comparative figures have been reclassified to conform to current period’s presentation.

The new presentation classifies operating expenses into network operation and support expenses, depreciation and amortization, employee benefit and related expenses, selling expenses, cost of products sold and other operating expenses.

Details of network operation and support expenses are as follows:

		Six months ended 30 June
		2019	2018
	Note	Million	Million

Maintenance		31,528	31,393
Power and utilities expenses		20,935	21,435
Operation support and related expenses		19,981	22,745
Charges for use of tower assets	(i)	12,433	19,420
Charges for use of lines and network assets	(ii)	3,960	4,976
Charges for use of other assets	(ii)	5,175	9,116
Others		4,075	3,955

		98,087	113,040

Note:

(i)

During the six months ended 30 June 2019, charges for use of tower assets included the non-lease components charges (maintenance, utility connection and telecommunication equipment room and related support services) and the lease components charges of variable lease payments which are recorded in profit or loss as incurred.

(ii)

During the six months ended 30 June 2019, charges for use of lines and network assets and other assets mainly included the non-lease components charges and the lease components charges, such as short-term leases payments, leases payments of low-value assets and variable leases payments which are recorded in profit or loss as incurred.

6	Other operating expenses

	Six months ended 30 June
	2019	2018
		(Note 5)
	Million	Million

Interconnection	10,455	10,447
Impairment loss for doubtful accounts	3,216	2,663
Write-down of inventories	300	149
Gain on disposal of property, plant and equipment	(3)	(11)
Write-off and impairment of property, plant and equipment	671	372
Others	6,531	7,110

	21,170	20,730

7	Taxation

		Six months ended 30 June
		2019	2018
	Note	Million	Million

Current tax

Provision for the PRC enterprise income tax on the estimated taxable profits for the period	(i)	25,939	25,294
Provision for Hong Kong profits tax on the estimated assessable profits for the period	(ii)	184	183

		26,123	25,477

Deferred tax

Origination and reversal of temporary differences, net		(8,972)	(7,000)

		17,151	18,477

Note:

(i)

The provision for the PRC enterprise income tax is computed based on the statutory tax rate of 25% on the estimated taxable profits determined in accordance with the relevant income tax rules and regulations of the PRC for the six months ended 30 June 2019 (for the six months ended 30 June 2018: 25%). Certain subsidiaries of the Company enjoy a preferential tax rate of 15% (for the six months ended 30 June 2018: 15%).

(ii)	The provision for Hong Kong profits tax is calculated at 16.5% of the estimated assessable profits for the six months ended 30 June 2019 (for the six months ended 30 June 2018: 16.5%).

(iii)

Pursuant to the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management” issued by SAT in 2009 (“2009 Notice”), the Company is qualified as a PRC offshore-registered resident enterprise. Accordingly, the dividend income of the Company from its subsidiaries in the PRC is exempted from PRC enterprise income tax.

8	Dividends

(a)	Dividends attributable to the period

	Six months ended 30 June
	2019	2018
	Million	Million

Ordinary interim dividend declared after the balance sheet date of HK$1.527 (equivalent to approximately RMB1.343) (2018: HK$1.826 (equivalent to approximately RMB1.540)) per share	27,504	31,522

The 2019 ordinary interim dividend, which is declared in Hong Kong dollars, is translated into RMB with reference to the rate HK$1=RMB0.87966, being the rate announced by the State Administration of Foreign Exchange in the PRC on 28 June 2019. As the ordinary interim dividend was declared after the balance sheet date, such dividend had not been recognized as liability as at 30 June 2019.

In accordance with the 2009 Notice and the PRC enterprise income tax law, the Company is required to withhold enterprise income tax equal to 10% of any dividend, when it is distributed to non-resident enterprise shareholders whose names appeared on the Company’s register of members, as of the record date for such dividend, and who were not individuals.

(b)	Dividends attributable to the previous financial year, approved and paid during the period

	Six months ended 30 June
	2019	2018
	Million	Million

Ordinary final dividend in respect of the previous financial year, approved and paid during the period, of HK$1.391 (equivalent to approximately RMB1.219) (2018: HK$1.582 (equivalent to approximately RMB1.322)) per share	25,059	27,060

9	Earnings Per Share

The calculation of basic earnings per share for the six months ended 30 June 2019 is based on the profit attributable to equity shareholders of the Company of RMB56,063 million (for the six months ended 30 June 2018: RMB65,641 million) and the weighted average number of 20,475,482,897 shares in issue during the six months ended 30 June 2019 (for the six months ended 30 June 2018: 20,475,482,897 shares).

For the six months ended 30 June 2019 and 2018, there were no dilutive potential ordinary shares of the Company outstanding. Therefore, there was no dilution impact on weighted average number of shares (diluted) of the Company.

10	Accounts Receivable

Aging analysis of accounts receivable, net of loss allowance is as follows:

	As at 30 June 2019	As at 31 December 2018
	Million	Million

Within 30 days	15,978	11,160
31-60 days	5,492	3,680
61-90 days	3,830	2,358
Over 90 days	15,621	9,342

	40,921	26,540

Accounts receivable primarily comprise receivables from customers and telecommunications operators. Customers with balances that are overdue or have exceeded credit limits are required to settle all outstanding balances before any further telecommunications services can be provided. The increase of accounts receivable is mainly due to the increase in revenue from corporate markets. Customers from corporate markets normally enjoy longer credit term and have better creditability.

Accounts receivable are expected to be recovered within one year.

11	Accounts Payable

Accounts payable primarily include payables for expenditure of network expansion, maintenance and interconnection expenses.

The aging analysis of accounts payable is as follows:

	As at 30 June 2019	As at 31 December 2018
	Million	Million

Payable in the periods below:

Within 1 month or on demand	133,062	164,081
After 1 month but within 3 months	7,571	8,902
After 3 months but within 6 months	7,804	7,349
After 6 months but within 9 months	3,345	3,411
After 9 months but within 12 months	9,690	7,104

	161,472	190,847

All of the accounts payable are expected to be settled within one year or are repayable on demand.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

During the six months ended 30 June 2019, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The Audit Committee reviewed with management the unaudited condensed consolidated interim financial information for the six months ended 30 June 2019 and the accounting principles and practices adopted by the Group, and discussed auditing, internal control and financial report matters.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CORPORATE GOVERNANCE CODE

For the six months ended 30 June 2019, the Company complied with all the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), except that the Company and its directors (including independent non-executive directors) have not entered into any service contract with a specified term. All directors are subject to retirement by rotation and re-election at the annual general meetings every three years.

COMPLIANCE WITH THE MODEL CODE

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules to regulate the directors’ securities transactions. All directors have confirmed, following specific enquiry by the Company, that they had complied with the required standard set out in the Model Code throughout the period from 1 January 2019 to 30 June 2019.

CLOSURE OF REGISTER OF MEMBERS

The Board of Directors of the Company declared an interim dividend for the six months ended 30 June 2019 of HK$1.527 per share (before withholding and payment of PRC enterprise income tax) (the “2019 Interim Dividend”) to the shareholders of the Company.

The register of members of the Company will be closed from Monday, 2 September 2019 to Wednesday, 4 September 2019 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2019 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 30 August 2019. The 2019 Interim Dividend will be paid on or about Wednesday, 25 September 2019 to those shareholders on the register of members on Wednesday, 4 September 2019 (the “Record Date”).

WITHHOLDING AND PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT ENTERPRISES IN RESPECT OF 2019 INTERIM DIVIDEND

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the  “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2019 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2019 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2019 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2019 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Friday, 30 August 2019.

If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

PUBLICATION OF 2019 INTERIM RESULTS AND 2019 INTERIM REPORT ON THE WEBSITES OF THE STOCK EXCHANGE OF HONG KONG LIMITED AND THE COMPANY

This announcement is published on the HKEXnews website of The Stock Exchange of Hong Kong Limited at http://www.hkexnews.hk and the website of the Company at http://www.chinamobileltd.com. The 2019 Interim Report will be despatched to shareholders and be available on the websites of HKEXnews and the Company.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.

Exhibit 2.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CLOSURE OF REGISTER OF MEMBERS

AND

THE WITHHOLDING AND

PAYMENT OF ENTERPRISE INCOME TAX FOR NON-RESIDENT

ENTERPRISES IN RESPECT OF 2019 INTERIM DIVIDEND

Reference is made to the 2019 interim results of China Mobile Limited (the “Company”) published on 8 August 2019. The board of directors of the Company (the “Board”) declared an interim dividend for the six months ended 30 June 2019 of HK$1.527 per share (before withholding and payment of PRC enterprise income tax) (the “2019 Interim Dividend”) to the shareholders of the Company.

This announcement constitutes a notice pursuant to section 632 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong).

Closure of Register of Members

Notice is hereby given that the register of members of the Company will be closed from Monday, 2 September 2019 to Wednesday, 4 September 2019 (both days inclusive). During this period, no transfer of shares will be registered. In order to qualify for the 2019 Interim Dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s share registrar, Hong Kong Registrars Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Friday, 30 August 2019. The 2019 Interim Dividend will be paid on or about Wednesday, 25 September 2019 to those shareholders on the register of members on Wednesday, 4 September 2019 (the “Record Date”).

Withholding and Payment of Enterprise Income Tax for Non-Resident Enterprise in Respect of the 2019 Interim Dividend

Pursuant to the “Enterprise Income Tax Law of the People’s Republic of China” (the “Enterprise Income Tax Law”), the “Detailed Rules for the Implementation of the Enterprise Income Tax Law of the People’s Republic of China” and the “Notice regarding Matters on Determination of Tax Residence Status of Chinese-controlled Offshore Incorporated Enterprises under Rules of Effective Management”, the Company is required to withhold and pay 10 per cent. enterprise income tax on the distribution of the 2019 Interim Dividend to its non-resident enterprise shareholders. The withholding and payment obligation lies with the Company. In respect of all shareholders whose names appear on the Company’s register of members as at the Record Date who are not individuals (including HKSCC Nominees Limited (“HKSCC”), corporate nominees or trustees such as securities companies and banks, and other entities or organizations, which are all considered as non-resident enterprise shareholders), the Company will distribute the 2019 Interim Dividend after deducting enterprise income tax of 10 per cent.. The Company will not withhold and pay the income tax in respect of the 2019 Interim Dividend payable to any natural person shareholders whose names appear on the Company’s register of members as at the Record Date. Investors who invest in the shares in the Company listed on the Main Board of The Stock Exchange of Hong Kong Limited through the Shanghai Stock Exchange or the Shenzhen Stock Exchange (the Shanghai-Hong Kong Stock Connect or the Shenzhen-Hong Kong Stock Connect investors) are investors who hold shares through HKSCC and in accordance with the above requirements, the Company will pay to HKSCC the amount of the 2019 Interim Dividend after withholding for payment the 10 per cent. enterprise income tax.

If any resident enterprise (as defined in the Enterprise Income Tax Law) listed on the Company’s register of members which is duly incorporated in the PRC or under the laws of a foreign country (or a region) but with a PRC-based de facto management body, does not desire to have the Company withhold and pay the said 10 per cent. enterprise income tax, it shall lodge with Hong Kong Registrars Limited documents from its governing tax authority confirming that the Company is not required to withhold and pay enterprise income tax in respect of the dividend to which it is entitled not later than 4:30 p.m. on Friday, 30 August 2019.

Investors should read this announcement carefully. If anyone would like to change the identity of the holders in the register of members, please enquire about the relevant procedures with the nominees or trustees. The Company will withhold for payment of the enterprise income tax for its non-resident enterprise shareholders strictly in accordance with the relevant laws and requirements of the relevant government departments and adhere strictly to the information set out in the Company’s register of members on the Record Date. The Company assumes no liability whatsoever in respect of and will not entertain any claims arising from any delay in, or inaccurate determination of, the status of the shareholders or any disputes over the mechanism of withholding.

By Order of the Board

China Mobile Limited

Wong Wai Lan, Grace

Company Secretary

Hong Kong, 8 August 2019

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Li Yue and Mr. Dong Xin as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.